Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Meat N' Bone by The Butcher's Fund, Inc.
2229 Coral Way
Miami, FL 33145
https://meatnbone.com/

Up to $1,234,998.60 in Class B Non-Voting Stock at $1.65
Minimum Target Amount: $14,998.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Meat N' Bone by The Butcher's Fund, Inc.
Address: 2229 Coral Way, Miami, FL 33145
State of Incorporation: FL
Date Incorporated: September 27, 2022

Terms:

Equity

Offering Minimum: $14,998.50 | 9,090 shares of Class B Non-Voting Stock
Offering Maximum: $1,234,998.60 | 748,484 shares of Class B Non-Voting Stock
Type of Security Offered: Class B Non-Voting Stock
Purchase Price of Security Offered: $1.65
Minimum Investment Amount (per investor): $249.15

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Reservation Bonus: 5%

If you reserve shares in the TTW you can receive 5% bonus shares once the offering is live.

Loyalty Bonus: 5%

As you are a loyal customer in Meat N' Bone, you are eligible for additional bonus shares.

Time Based Perks

First to the Party - Invest within the first 72 hours and receive 10% bonus shares

Early Bird - Invest within the next 72 hours and receive 8% bonus shares

Fashionably Early - Invest within the next 7 days and recieve 5% bonus shares

Volume-Based Perks

§ Cowboy Hat Tip: $500 investment -Includes a $50 gift card and gets 10% off all orders for 1 month. Get a Meat N' Bone hat with your first order.

§ Founder's Club: $1,000 investment - Includes $100 gift card and gets 10% off all orders for 2 months. Get a Meat N' Bone hat with your first order.

§ Butcher's Table: $2,500 investment - $150 gift card and gets 15% off all orders for 2 months, exclusive hat, Butcher's Club access, access to CEO investors' email update, and 2% bonus shares.

§ Prime Investor: $5,000 investment - One Month Founder's Box with premium products(investor pays shipping), $250 gift card and gets 15% off all orders for 6 months, access to CEO investors' email update, 10% off at all F&B venues, and 5% bonus shares.

§ Wagyu Investor: $10,000 investment - Three Month Founder's Box with premium products (investor pays shipping), $500 gift card and gets 15% off all orders for 12 months, access to CEO investors' email update, 10% off at all F&B venues, and 10% bonus shares, and an invitation to the Butcher's Retreat. A once-a-year, very exclusive, incredible dinner by Michelin-starred Chef Chucho Rojas.

§ Partner in Prime: $25,000 investment - 6 Month Founder's Box with premium products (investor pays shipping), $2,000 gift card and gets 15% off all orders for 16 months, access to CEO investors' email update, 10% off at all F&B venues, and 15% bonus shares, and an invitation to the Butcher's Retreat. A once-a-year, very exclusive, incredible dinner by Michelin-starred Chef Chucho Rojas.

§ Angel Investor: $50,000 investment - 12 Month Founder's Box with premium products (investor pays shipping), $2,000 gift card and gets 15% off all orders for 16 months, access to CEO investors' email update, 10% off at all F&B venues, and 15% bonus shares, and an invitation to the Butcher's Retreat. A once-a-year, very exclusive, incredible dinner by Michelin-starred Chef Chucho Rojas.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

The Butcher's Fund, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.10 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Testing the Waters Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

The Butcher's Fund, Inc was incorporated on June 24, 2019, in the state of Tallahassee, Florida. The Butcher's Fund, Inc is the holding company of CLEVER CLEAVER INVESTMENTS LLC, MEAT N BONE MANAGEMENT LLC and GET THE COOK MANAGEMENT LLC.

Clever Cleaver Investments LLC wholly owns three subsidiaries, The Wagyu Bar LLC (incorporated June 5, 2020 in Florida), The Wagyu Bar - Aventura LLC, and Undisclosed Miami LLC (incorporated on June 15, 2021 in Florida).

Meat N Bone Management LLC wholly owns Meat N' Bone LLC (incorporated on November 15, 2017 in Florida).

Get the Cook Management wholly owns Get the Cook LLC (incorporated on March 10, 2022, in the state of Florida).

The Company and its subsidiaries have two issues trademarks.

Meat N' Bone stands as an omnichannel purveyor of premium quality meats for the consumer market, emphasizing quality and consistency. The product range, curated by experts, includes top-tier beef, poultry, pork, and fish, sourced from leading global suppliers. In addition to meats, the company imports high-end wines, charcuterie, and cheeses, aligning exclusively with specific farms and programs, avoiding broad-liners.

With three boutiques in South Florida and two more in development, Meat N' Bone serves customers across the U.S. and Canada. The company also operates in event planning and catering, primarily active in South Florida, with plans for expansion into adjacent markets. Utilizing Meat N' Bone products, a robust website, and operational efficiencies, it executes events transparently and builds long-term relationships. Moreover, the company provides daily catering services to various kitchens owned by third parties.

Competitors and Industry

The Food & Beverage industry, specifically the U.S. Grocery Retail Sales of Meat market, is currently estimated at $86.6B and the U.S. Fish & Seafood market is valued at $29B with substantial growth predicted in the coming years.

The Company has several major competitors in the premium meat delivery market. Some of the top competitors in our industry include big box grocery retailers and traditional butcher shops such as Crowd Cow and Porter Road.

Crowd Cow are known for their subscription-based model and focus on sustainable and ethical sourcing.

Porter Road differentiates itself through whole-animal butchery and a focus on pasture-raised meats.

Meat N' Bone's combination of a wide range of high-quality meats, educational content, local and national presence, and emphasis on customer experience helps it stand out in the competitive premium meat delivery market.

Despite these competitors, Meat N' Bone stands out in the premium meat industry because of its commitment to quality, sustainability, customer education, and unique partnerships like those with King Salmon of New Zealand and the Government of Japan.

https://www.statista.com/statistics/1086374/us-meat-department-

sales/#:- :text=For%20the%2052%20weeks%20ended,52%20weeks%20ended%20July%202022.
https://www.statista.com/outlook/cmo/food/fish-seafood/united-states

Porter Road:

https://www.crunchbase.com/organization/porter-road-butcher/company_financials
https://www.konaequity.com/company/porter-road-butcher-4019799124/

Crowd Cow: https://www.crunchbase.com/organization/crowd-cow

https://www.konaequity.com/company/crowd-cow-inc-4391276934/

Current Stage and Roadmap

The Company's products are currently on the market, having generated $9.9 million in net revenue in 2022. In 2022 and 2023, we focused on preparing to scale, and in 2024, we actively scaled our operations, expanding from three to six boutiques and launching our new product line, MnB Kitchen. Despite the recent fire at our Coral Way boutique, which has caused temporary operational disruptions, we remain committed to our growth strategy. We have temporarily relocated our operations and are working diligently to restore full functionality. Our plans include opening two additional boutiques by the end of the year and further expanding our market share by establishing boutique hubs in every state. We also aim to launch new product categories and refine our existing concepts. Over the next 12 months, we have several product launches and partnerships planned, including enhancing our offerings and extending our collaborations. While the fire incident presents challenges, we are confident in our team's resilience and our community's support to overcome this setback and continue our growth trajectory.

The Team

Officers and Directors

Name: Luis E. Mata

Luis E. Mata's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Chief Executive Officer & Treasurer
  Dates of Service: September, 2017 - Present
  Responsibilities: Strategically steer the company while overseeing its daily operations, ensuring alignment between long-term goals and everyday execution. Salary and equity comp: $92,580, No equity comp but owns about 57%

Other business experience in the past three years:

- Employer: SAE Institute North America
  Title: North America CFO at SAE Institute
  Dates of Service: April, 2018 - September, 2022
  Responsibilities: Leader of both Finance & IT organizations for SAE North America.

Name: Gabriel LLaurado

Gabriel LLaurado's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Chief Operating Officer, Chief Marketing Officer, and Vice President
  Dates of Service: August, 2017 - Present
  Responsibilities: E-commerce and marketing-related tasks such as managing our marketing metrics and digital campaigns Salary and equity comp: $92,000, No equity comp but owns about 43%

Other business experience in the past three years:

- Employer: OIG Wealth Management
  Title: Partner
  Dates of Service: January, 2020 - August, 2022
  Responsibilities: In charge of media buying operations, sales for all global accounts

Name: Maria Valentina Coronado Rojas

Maria Valentina Coronado Rojas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Accounting Supervisor, Controller and Secretary
  Dates of Service: April, 2023 - Present
  Responsibilities: As the Accounting Supervisor, Controller and Secretary at Meat N Bone, my role involves overseeing and managing all aspects of the company's accounting functions, ensuring accurate financial reporting, and implementing effective financial controls to support the company's financial health and decision-making. Salary: $46,800

Other business experience in the past three years:

- Employer: AJP
  Title: Administrative Manager
  Dates of Service: June, 2022 - March, 2023
  Responsibilities: In AJP, I oversaw business relationships for the company in France, managing all administrative tasks, processing payments to suppliers, invoicing clients, and strategically planning project revenue. This role covered projects in both France and Germany.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established

markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Competitive Market Risks
The premium meat and food delivery market is highly competitive and rapidly evolving. Established players and new entrants could impact our market share and profitability.

Supply Chain Dependencies
Our success depends on maintaining strong relationships with specific farms and suppliers. Disruptions in these relationships or supply chains could adversely affect our ability to deliver quality products.

Economic Sensitivity
Our products are positioned in the premium segment of the market, making us potentially more susceptible to economic downturns. A decline in consumer spending could adversely affect our sales and profitability.

Regulatory Compliance Risks
We operate in a heavily regulated industry. Changes in regulations or failure to comply with existing regulations could result in fines, legal actions, and reputational harm.

Geographical Concentration
Our current focus on South Florida and nearby markets might expose us to regional economic downturns, natural disasters, or other localized events, impacting our operations disproportionately.

Operational Disruption Due to Fire Incident
On December 19, 2024, our Coral Way boutique, which serves as our primary shipping hub, experienced a significant fire. The cause remains unknown. While the fire did not reach our coolers and freezers, preserving a substantial portion of our inventory, the smoke caused extensive damage to equipment, including computers, phones, and iPads. This incident has led to operational disruptions, including order fulfillment delays and increased costs associated with relocating operations and inventory. As of December 21st, our Coral Way boutique had been relocated to 2207 Coral Way, Miami FL 33145.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Luis Mata	11,522,000	Class A Voting Stock	57.0%
Gabriel Llaurado	8,478,000	Class A Voting Stock	42.39%

The Company's Securities

The Company has authorized Class A Voting Stock, and Class B Non-Voting Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 748,484 of Class B Non-Voting Stock.

Class A Voting Stock

The amount of security authorized is 20,000,000 with a total of 20,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Voting Stock.

Class B Non-Voting Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Stock the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Voting Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 20,000,000
  Use of proceeds: Sweat equity
  Date: November 16, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $9.9M compared to $10.6M in fiscal year 2023. This was driven by growth of the online/shipping component of Meat N' Bone as well as the Get The Cook (Catering/Consulting) side of the business.

Cost of sales

Cost of Sales for fiscal year 2023 was $5.513M compared to $5.564M in fiscal year 2022. Our margins improved from 50% in 2022 to 52% in 2023 driven by growth of the Get The Cook operations and the introduction of higher-margin products.

Gross margins

Gross margins for fiscal year 2022 were $4.3M compared to $5.1M in fiscal year 2023 driven by margin expansion and additional sales.

Expenses

Expenses for fiscal year 2022 were $4.8M compared to $5.5M in fiscal year 2023. This was driven by large investment to expand our boutique network and event production capability. We continued to on-board senior management as we prepare for significant growth.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We think the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company has been in hyper-growth mode and building capacity to expand. Past cash was primarily generated through sales. Our goal is to be cashflow positive within the next 6 months as our operation stabilizes and new markets finish opening.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31st, 2024, the Company has approximately $130,000 in cash on hand. In January 9th, 2025 we closed a $700K line of credit. Insurance claims have been made and are currently assessing recoverable losses. We are also exploring potential lines of credit and other financing options to ensure sufficient liquidity for ongoing operations and recovery efforts.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations as the company can have alternative funds of financing and is at about break-even meaning it can sustain its operations. The company has already made the investments to grow and this raise will re-finance its existing debt and support continued growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company, however they will certainly allow us to meet our long term goals. Of the total funds that our Company has. The company is expected to be cashflow positive during 2024-2025 and 100% of the funds from the fundraising campaign will be used to either re-finance existing debt and/or for expansion.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for the foreseeable future and meets its growth goals for 2024 which are expected to be close to 30% increase from 2023. This is based on a current monthly results. Based on current projections the company will be able to meet its 5 year plan after this raise.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for the foreseeable future and meet its long term goals and expand aggressively into new markets such as Georgia where we already have a strong customer base.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company currently is ongoing Small Business Administration (SBA) loan. We are part of the Ernst & Young Entrepreneurs access network and have on-boarded a M&A and advisory firm to secure our next round of capital which we expect to be an up-round.

Indebtedness

- Creditor: ATLANTIC VILLAGE 3, LLC
  Amount Owed: $439,568.16
  Interest Rate: 0.0%
  On March 16, 2022, with ATLANTIC VILLAGE 3, LLC, a Florida limited liability company for renting premises located in Suite 112 of the Shopping Center (the "Premises"), which is situated within the shopping center and office building development located at 601 N Federal Highway, Hallandale Beach, Florida; the lease term is 60 months.

- Creditor: Pompano Investments, LLC
  Amount Owed: $268,908.00
  Interest Rate: 0.0%
  On August 1, 2019, with Pompano Investments, LLC, a Florida limited liability company for renting premises located in 9813 W. Sample Road, Coral Springs, FL 33065; the lease term is 5 years and four months.

- Creditor: SVJ Investments
  Amount Owed: $31,907.40
  Interest Rate: 0.0%
  On June 15, 2021, with SVJ Investments for renting premises located in 2207 S.W. 22nd St, Miami, FL 33145; the lease term is 36 months.

- Creditor: Landman Trust
  Amount Owed: $345,746.24
  Interest Rate: 0.0%
  On January 28, 2021, with Landman Trust for renting premises located in 2229-2231 Coral Way, Miami, FL 33145; the lease term is 59 months.

- Creditor: BLP 3, LLC
  Amount Owed: $81,947.04
  Interest Rate: 0.0%
  On October 5, 2020, with BLP 3, LLC, a Florida limited liability company for renting premises located in 12443 South Dixie Highway, Miami, Florida 33156; the lease term is 5 years.

- Creditor: Shopify
  Amount Owed: $41,575.00
  Interest Rate: 6.0%
  Maturity Date: September 13, 2023

- Creditor: TD Bank Finance
  Amount Owed: $3,003.00
  Interest Rate: 4.76%
  Maturity Date: February 22, 2024

- Creditor: Mercedes-Benz Financial Services
  Amount Owed: $24,943.00
  Interest Rate: 0.27%
  Maturity Date: July 04, 2025

- Creditor: Ocean Bank Loan 1
  Amount Owed: $40,186.00
  Interest Rate: 5.25%
  Maturity Date: April 14, 2021

- Creditor: Ocean Bank Loan 2
  Amount Owed: $32,498.00
  Interest Rate: 6.0%
  Maturity Date: February 23, 2025

- Creditor: SBA Loan
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: July 24, 2050

- Creditor: Wells Fargo Equipment Finance
  Amount Owed: $388.00
  Interest Rate: 12.0%
  Maturity Date: February 05, 2023

- Creditor: Gabriel Llaurado
  Amount Owed: $182,043.00
  Interest Rate: 10.0%
  None. To be paid when possible.

- Creditor: German Vollbracht
  Amount Owed: $45,000.00
  Interest Rate: 10.0%
  None. To be paid when possible.

- Creditor: Luis Mata
  Amount Owed: $281,381.00
  Interest Rate: 10.0%
  None. To be paid when possible.

- Creditor: Loanbuilder PayPal Loan
  Amount Owed: $76,740.00
  Interest Rate: 0.0%
  The principal amount is $100,000 with 0% interest rate and a loan fee of $14,014 for a borrowing period of 28/08/2023 for 52 weekly payments.

Related Party Transactions

- Name of Person: Gabriel Llaurado
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Salary and Consulting fees
  Material Terms: We paid ourselves a salary for regular work with The Butcher's fund and then we did some work and did it under a consulting fee. Galtech LLC is the name of Gabriel's consulting company. As of 12/31/2023, the amount was 212,043.

- Name of Person: German Vollbracht
  Relationship to Company: Previous owner
  Nature / amount of interest in the transaction: Salary and Consulting fees
  Material Terms: We paid ourselves a salary for regular work with The Butcher's fund and then we did some work and did it under a consulting fee. Barvoll Inc is the name of German's' consulting company. As of 12/31/2023, the amount was 45,000 with a 10% interest rate and no set maturity date.

- Name of Person: Luis Mata
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Salary and Consulting fees
  Material Terms: We paid ourselves a salary for regular work with The Butcher's fund and then we did some work and did it under a consulting fee. Mata Mata LLC is the name of Luis's consulting company. As of 12/31/2023, the amount was $256,381 with a 14% interest rate and no set maturity date and 25,000 with a 10% interest rate and no set maturity date.

Valuation

Pre-Money Valuation: $33,000,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, the company has no stock options, warrants, grants, or other convertible securities outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.50 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,998.60, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company's product in preparation of expansion.

- Company Employment
  15.0%
  We will use 15% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing. Wages to be commensurate with training, experience and position.

- Working Capital
  58.5%

We will use 65% of the funds for working capital to cover expenses for the expansion as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://meatnbone.com/ (https://meatnbone.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/meatnbone

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Meat N' Bone by The Butcher's Fund, Inc.

[See attached]

MEAT N’ BONE, INC

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets 2

Consolidated Statements of Operations 3

Consolidated Statements of Changes in Stockholders' Equity 4

Consolidated Statements of Cash Flows 5

Consolidated Notes to Financial Statements 6

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Meat N' Bone, Inc
Miami, Florida

We have reviewed the accompanying consolidated financial statements of Meat N' Bone, Inc. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2023, and December 31, 2022, and the related consolidated statements of operations, statements of stockholders' equity (deficit), and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

August 28, 2024
Los Angeles, California

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 102,842	$ 248,848
Inventory	726,752	382,807
Prepaids and Other Current Assets	473,709	261,054
Total Current Assets	**1,303,303**	**892,709**
Property and Equipment, net	753,684	530,370
Intangible assets	21,380	-
Security Deposit	147,854	137,070
Right-of-Use Assets	816,464	988,620
Total Assets	**$ 3,042,685**	**$ 2,548,770**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 1,169,268	$ 685,101
Credit Cards	84,473	224,723
Current Portion of Loans and Notes	389,602	76,598
Lease Liability, current portion	338,563	309,631
Forward Financing	200,417	83,239
Related Party Loan	493,424	100,000
Other Current Liabilities	35,633	152,943
Total Current Liabilities	**2,711,380**	**1,632,236**
Promissory Notes and Loans	155,755	187,992
Lease Liability, net of current portion	465,236	678,989
Total Liabilities	**3,332,371**	**2,499,216**
STOCKHOLDERS EQUITY		
Common Stock Class A	285,622	-
Common Stock Class B	-	-
Common Stock	-	41,630
Retained Earnings/(Accumulated Deficit)	(575,308)	7,924
Total Stockholders' Equity	**(289,686)**	**49,554**
Total Liabilities and Stockholders' Equity	**$ 3,042,685**	**$ 2,548,770**

See accompanying notes to financial statements.

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 10,640,141	$ 9,901,743
Cost of Goods Sold	5,513,617	5,564,945
Gross Profit	**5,126,524**	**4,336,798**
Operating Expenses		
General and Administrative	4,729,865	4,088,841
Sales and Marketing	782,392	808,580
Total Operating Expenses	**5,512,257**	**4,897,420**
Operating Loss	**(385,733)**	**(560,623)**
Interest Expense	248,150	138,719
Other Income	(50,651)	(307,177)
Loss Before Provision for Income Taxes	**(583,232)**	**(392,166)**
Provision/(Benefit) For Income taxes	-	-
Net Loss	**$ (583,232)**	**$ (392,166)**

See accompanying notes to financial statements.

MEAT N' BONE, INC
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Common Stock Class A Shares	Common Stock Class A Amount	Common Stock Class B Shares	Common Stock Class B Amount	Common Stock Shares	Common Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Stockholder's Equity
Balance—December 31, 2021	**-**	**$ -**	**-**	**$ -**	**100**	**$ 41,630**	**$ 400,089**	**$ 441,719**
Net Loss	-						(392,166)	(392,166)
Balance—December 31, 2022	**-**	**$ -**	**-**	**$ -**	**100**	**$ 41,630**	**$ 7,924**	**$ 49,554**
Stock split of 100 shares into 20,000,000 Class A	20,000,000	41,630	-	-	(100)	(41,630)	-	-
Capital Contribution	-	243,992	-	-	-	-	-	243,992
Net Loss	-	-	-	-	-	-	(583,232)	(583,232)
Balance—December 31, 2023	**20,000,000**	**$285,622**	**-**	**$ -**	**-**	**$ -**	**$ (575,308)**	**$ (289,686)**

See accompanying notes to financial statements.

MEAT N' BONE, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (583,232)	$ (392,166)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation of Property	69,563	73,848
Amortization of Intangible Assets	650	
Reduction in the Carrying Amount of Right-of-Use Assets - Operating	(12,665)	
Changes in operating assets and liabilities:		
Accounts Receivable, net	-	183,458
Inventory	(343,945)	(162,661)
Prepaids and Other Current Assets	(212,655)	(165,042)
Accounts Payable	484,167	441,629
Credit Cards	(140,250)	(46,011)
Other Current Liabilities	(117,310)	132,545
Security Deposit	(10,784)	(58,751)
Net cash provided/(used) by operating activities	**(866,461)**	**6,849**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(292,876)	(182,755)
Purchase of Intangible Assets	(22,030)	
Net cash used in investing activities	**(314,906)**	**(182,755)**
CASH FLOW FROM FINANCING ACTIVITIES		
Forward Financing	117,178	83,239
Proceeds from Issuance of Stock	243,992	
Borrowing on Related Party Loan	393,424	100,000
Borrowing on Promissory Notes and Loans	336,410	4,681
Repayment of Promissory Notes and Loans	(55,643)	
Net cash provided by financing activities	**1,035,361**	**187,920**
Change in Cash and Cash Equivalents	**(146,007)**	**12,015**
Cash and Cash Equivalents—Beginning of Year	248,848	236,834
Cash and Cash Equivalents—End of Year	**$ 102,842**	**$ 248,848**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ 248,150	$ 138,719

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Meat N' Bone, Inc. was incorporated on June 24, 2019, in the state of Tallahassee, Florida. Mean N' Bone, Inc. is the holding company of Mean N' Bone LLC (incorporated on November 15, 2017, in the state of Florida), The Wagyu Bar LLC (incorporated on June 5, 2020, in the state of Florida), Undisclosed Miami LLC (incorporated on June 15, 2021, in the state of Florida), and Get the Cook, LLC (incorporated on March 10, 2022, in the state of Florida). The consolidated financial statements of Meat N' Bone, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

Meat N' Bone is an omnichannel purveyor of Premium Quality meat for the consumer market. We focus on quality and consistency. Every product we offer has been curated by our expert team and meets the highest standards for quality. We have curated a list of premium products from the best suppliers in the world to offer the customer the best Beef, Poultry, Pork and Fish. We also import high-end wine, charcuterie and cheese. We do not source from broad-liners and work with specific farms and programs for all of our products. We have 3 boutiques in South Florida (2 more on the way) and ship everywhere in the US and Canada. We are also an event planning and catering company, which currently operates in South Florida but has the aim of expanding into adjacent markets. The company leverages the Meat N' Bone products as well as a robust website and operational efficiencies to execute events with transparency and build long term relationships. The company also caters on a daily basis to several kitchens owned by third parties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercises control. All significant intercompany transactionsand accounts have been eliminated.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Inventories

Inventories are valued at the lower of cost or net realizable value. Costs related to finished goods are determined using a FIFO.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Property	15 years
Equipment	5 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangibles

Intangible assets with finite lives, such as web development and licenses, are amortized on a straight-line basis over their estimated useful lives.

Income Taxes

Meat N' Bone, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.

Cost of sales

Costs of goods sold include the cost of products, freight and shipment, packaging, and service charges.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $782,392 and $808,580, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 28, 2024, which is the date the financial statements were issued.

Lease Accounting

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred.

3. INVENTORY

The Inventory consists of the following items:

As of December 31,		2023		2022
Finished Goods	$	726,752	$	382,807
Total Inventory	**$**	**726,752**	**$**	**382,807**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables, and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,		2023		2022
Prepaid Expenses		-		35,766
The money in transit		472,209		152,227
Other Current Assets		1,500		73,060
Total Prepaids and Other Current Assets	**$**	**473,709**	**$**	**261,054**

Other current liabilities consist of the following items:

As of December 31,		2023		2022
Total Payroll Liabilities	$	4,592	$	796
Sales Tax Payable		16,304		63,239
Shopify Gift Card Liabilities		6,894		81,448
Other Current Liabilities		7,843		7,461
Total Other Current Liabilities	**$**	**35,633**	**$**	**152,943**

5. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of December 31,		2023		2022
Property	$	753,031	$	355,445
Equipment		39,119		126,336
Vehicles		179,058		196,550
Property and Equipment, at cost		**971,208**		**678,332**
Accumulated Depreciation		(217,524)		(147,961)
Property and Equipment, net	**$**	**753,684**	**$**	**530,370**

Depreciation expenses for property and equipment for the fiscal years ended December 31, 2023, and 2022 were in the amount of $69,563 and $73,848 respectively.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
Web Development	$ 16,723	$ -
License	5,307	-
Intangible assets, at cost	**22,030**	**-**
Accumulated Amortization	(650)	-
Intangible Assets, net	**$ 21,380**	**$ -**

Amortization expenses for the years ended December 31, 2023, and 2022 were $650 and $0, respectively.

The estimated annual amortization expense subsequent to December 31, 2023, is as follows:

Period	Amortization Expense
2024	$ 3,875
2025	3,875
2026	3,875
2027	3,875
Thereafter	5,879
Total	**$ 21,380**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock Class A

The Company is authorized to issue 20,000,000 shares of Class A common stock with no par value. Class A shares have voting rights. As of December 31, 2023, all 20,000,000 shares of Class A common stock have been issued and are outstanding.

In 2023, a 100-to-20,000,000 stock split occurred, converting 100 shares of common stock into 20,000,000 shares of Class A common stock.

Common Stock Class B

The Company is authorized to issue 5,000,000 shares of Class B common stock with no par value. Class B shares do not have voting rights. As of December 31, 2023, no shares of Class B common stock have been issued or are outstanding.

7. DEBT

Leases

The Company has entered into several operating lease agreements:

1) On March 16, 2022, with ATLANTIC VILLAGE 3, LLC, a Florida limited liability company for renting premises located in Suite 112 of the Shopping Center (the "Premises"), which is situated within the shopping centre and office building development located at 601 N Federal Highway, Hallandale Beach, Florida; the lease term is 60 months.

2) On August 1, 2019, with Pompano Investments, LLC, a Florida limited liability company for renting premises located at 9813 W. Sample Road, Coral Springs, FL 33065; the lease term is 5 years and four months.

3) On June 15, 2021, with SVJ Investments for renting premises located at 2207 S.W. 22nd St, Miami, FL 33145; the lease term is 36 months.

4) On January 28, 2021, with Landman Trust for renting premises located at 2229-2231 Coral Way, Miami, FL 33145; the lease term is 59 months.

5) On October 5, 2020, with BLP 3, LLC, a Florida limited liability company for renting premises located at 12443 South Dixie Highway, Miami, Florida 33156, the lease term is 5 years.

6) On May 22, 2023, with FWI 16 LLC, a Florida limited liability for renting premises located at 13873 Wellington Trace, Suite B-7, Wellington, Florida 33414

Monthly payments range from $1,360 to $11,171 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2023, and 2022 were 9.09% and 8.91%, respectively.

Amortization of the right of use assets and lease liability as of December 31, 2023, and December 31, 2022 are as follows:

	December 31, 2023	December 31, 2022
Amortization Of Leased Assets	$ 303,969	$ 253,237
Amortization Of Leased Liability	345,927	362,646
Total	**$ 649,896**	**$ 615,883**

Minimum future lease payments under non-cancellable operating leases as of December 31, 2023, are as follows:

As of December 31,	2023
2024	338,563
2025	328,702
2026	157,648
2027	54,167
2028	14,385
Present Value Discount	(89,667)
Total	**$ 803,799**

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loan agreements. The details of the Company's loans, notes, and the terms are as follows:

						As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Loan Fee	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Shopify	150,000	6.00%	$ -	13/09/2022	not set	$ 41,575	$ -	$ 41,575	$ 13,572	$ -	$ 13,572
Loanbuilder PayPal Loan	100,000	0.00%	14,014	28/08/2023	52 weekly payments	76,740	-	76,740	-	-	-
TD Bank Finance	12,774	4.76%	-	22/01/2018	22/02/2024	-	-	-	2,452	551	3,003
Loan from a certain lender (individual)	40,000	10.00%	-	2023	12 months	40,000	-	40,000	-	-	-
Loan from a certain lender (individual)	91,667	10.00%	-	2023	12 months	91,667	-	91,667	-	-	-
Loan from a certain lender (individual)	100,000	10.00%	-	2023	12 months	100,000	-	100,000	-	-	-
Mercedes-Benz Financial Services	48,109	0.27%	-	06/05/2020	04/07/2025	9,637	7,101	16,738	9,637	15,306	24,943
Ocean Bank Loan 1	85,000	5.25%	-	14/04/2021	14/04/2024	10,154	-	10,154	30,721	9,465	40,186
Ocean Bank Loan 2	45,000	6.00%	-	23/02/2022	23/02/2025	14,829	3,653	18,482	14,829	17,669	32,498
SBA Loan	150,000	3.75%	-	24/07/2020	24/07/2050	5,000	145,000	150,000	5,000	145,000	150,000
Wells Fargo Equipment Finance	10,000	12.00%	-	14/02/2018	05/02/2023	-	-	-	388	-	388
Total						**$ 389,602**	**$ 155,755**	**$ 545,357**	**$ 76,598**	**$ 187,992**	**$ 264,590**

The summary of the future maturities is as follows:

As of December 31	2023
2024	$ 389,602
2025	15,755
2026	5,000
2027	5,000
2028	5,000
Thereafter	125,000
Total	**$ 545,357**

Forward Financing

On October 12, 2023, the Company entered into a receivable sales agreement for $200,000. The agreement incurred fees of $8,500, resulting in a net funded amount of $191,500. As of December 31, 2023, the outstanding balance is $200,417, which is classified under current liabilities.

In 2022, the Company entered into a financing agreement with Clearco. As of December 31, 2022, the outstanding balance under this agreement amounts to $83,239, and the entire amount is classified as the current liabilities.

Related Party Loans

During the years presented, the Company borrowed money from the shareholders. The details of the loans from the owners are as follows:

					As of December 2023			As of December 2022		
Related Parties	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Gabriel Llaurado	$ 30,000	10.00%	Fiscal Year 2022	No set maturity	$ 30,000	$ -	$ 30,000	$ 30,000	$ -	$ 30,000
Gabriel Llaurado	162,043	10.00%	Fiscal Year 2023	No set maturity	182,043		182,043	-	-	-
German Vollbracht	45,000	10.00%	Fiscal Year 2022	No set maturity	-	-	-	45,000	-	45,000
Luis Mata	256,381	14.00%	Fiscal Year 2023	No set maturity	256,381		256,381	-	-	-
Luis Mata	25,000	10.00%	Fiscal Year 2022	No set maturity	25,000	-	25,000	25,000	-	25,000
Total					$ 493,424	$ -	$ 493,424	$ 100,000	$ -	$ 100,000

Since no maturity date is set and the loan may be called at any time, the loans are classified under current liabilities.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For The Year Ended December 31,	2023	2022
Net Operating Loss	$ (148,479)	$ (106,808)
Valuation Allowance	148,479	106,808
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (279,298)	$ (130,818)
Valuation Allowance	279,298	130,818
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,097,092, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,097,092. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

In 2023 and 2022, the Company borrowed money from the shareholders- Luis Mata, Gabriel Llaurado and German Vollbracht. The loans bear an interest rate of 10% and have no defined maturity date. As of December 31, 2023, and December 31, 2022, the outstanding balance of the loans are $493,424 and $100,000, respectively.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

On April 18, 2024, the Company received a loan from Eureka Builders 184, LLC, for $600,000. The note bears a fixed interest rate of 12%, and the maturity date is set to March 31, 2027.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

12. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $385,733, an operating cash outflow of $866,461 and liquid assets in cash of $102,842, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

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GET A PIECE OF MEAT N' BONE

Elevate Your Eating: Democratizing Quality Proteins

Meat N' Bone is an omnichannel purveyor focused on quality and consistency, delivering premium proteins & gourmet products to your doorstep.

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


MEAT N' BONE
WWW.MEATNBONE.COM

$206,046.06 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

Get Equity
$1.65 Per Share

RAISED	INVESTORS
$206,046.06	98
MIN INVEST	VALUATION
$249.15	$33M

REASONS TO INVEST

We deliver high-quality meats and premium products via local delivery, nationwide shipping, and through our boutiques. Our business is built on a proprietary forecasting model, guaranteeing fresh, diverse products.

The U.S. Grocery Retail Sales of Meat and Seafood was valued at $155B in 2023, while the U.S. Fish & Seafood Market is currently valued at $29B. We've generated $36M in revenue to date, with $9.7M in 2022 alone.

Our expansion model is inexpensive, costing less than $75K to open a boutique, enabling quick growth. We've maintained strong customer loyalty with an NPS of 76 and primary markets in FL, TX, NY, and CA.

TEAM



Gabriel Llaurado • Co-Founder, Vice President, Chief Operating Officer & Chief Marketing Officer, and Vice President

Gabriel combines a robust background of computer science and marketing. His unique expertise revolves around seamlessly connecting business operations with cutting-edge technology, data analytics, and marketing strategies to establish growth and efficiencies.
He held management roles at CNN as well as digital marketing leadership within a variety of industries and agencies throughout his professional journey. His expansive expertise spans prominent sectors, from hospitality brands such Delta Airlines, liquor brands within the portfolio of Pernod Ricard, and luxury brands like Tag Heuer (part of the LVMH group) among others.

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Luis Mata • President, Chief Executive Officer & Treasurer

Luis Mata blends robust expertise in finance, strategy, and business development with a foundational background in logistics and transportation. At SAE Institute as North America CFO, he orchestrated operational transformations and strategic planning initiatives, significantly enhancing profitability. Transitioning to Laureate International Universities, Luis developed a global Operating Framework and launched executive dashboards, facilitating improved decision-making across the network. His tenure at Bell & Ross as the Director of FP&A / Strategy / Business Development saw him streamlining financial operations and devising business development strategies that spurred sales growth. Additionally, as a Strategy and Business Development Consultant at Urban Image Inc., Luis crafted annual business strategies and market

expansion plans. Across these roles, Luis's ability to meld strategic insight with operational acumen has driven notable business growth and operational efficiency.
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Maria Valentina Coronado Rojas • Accounting Supervisor, Controller and Secretary

Valentina Coronado's has a trajectory in project management and operational control. Her professional journey commenced with a strong focus on supporting startups across Latin America, where she honed her skills in fostering growth and innovation. Following this, she joined AJP and played a crucial role in a significant fiber-optic expansion project, connecting various cities in the Nièvre region of France. Her expertise further flourished as she assumed the role of project controller for a large-scale initiative in Germany, overseeing the implementation of fiber-optic connections to over 3000 homes in multiple cities within the Saarland and Baden-Württemberg regions. Today, Valentina brings her extensive experience to Meat N' Bone, serving as a controller and continuing her legacy of driving success and efficiency in dynamic and challenging environments.

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THE PITCH

Prime Cuts, Prime Stories

MEAT N' BONE

IS AN ONLINE BUTCHER SHOP DELIVERING

PREMIUM QUALITY MEATS


American Lamb Chops
Japanese A5 Wagyu
Wagyu BMS8-9 Picanha

At Meat N' Bone, we're transforming how you experience quality meats. From prime cuts to fine wines, our omnichannel platform delivers culinary excellence directly to you. We've curated a collection of premium products sourced from some of the world's finest suppliers, offering exceptional Beef, Poultry, Game, Pork, and Fish.


EDITORS' PICK
The Best Meat: You Can Have A World-Class Steakhouse Experience At Home
AS SEEN IN
Forbes



Additionally, we source high-end wines, rubs, salts, charcuterie, and cheeses. We avoid generic sourcing, collaborating with specific farms and programs to ensure product excellence. With three boutiques in South Florida and nationwide shipping across the U.S. and Canada, we extend our commitment to quality to a broader audience. Backed by a seasoned team with deep industry roots, we maintain top-tier supplier relationships, ensuring consistency and premium quality.

THE PROBLEM & OUR SOLUTION

Bringing Back the Local Butcher Shop

The demise of traditional butcher shops has led to a disconnection between consumers and their food sources. Big box stores, with their enticing marketing, have often lured consumers but at the cost of understanding and appreciating their purchases. This results in a lack of transparency and consumer education, allowing large corporations to dictate our diets and obscure the true cost of our food.


Wagyu BMS7+ Short Rib Cubes
WE'VE GOT EVERY
CRAVING
COVERED
Beef
Sausage
Seafood
Game Meat
Pork
Charcuterie
Lamb
Carpaccio
Poultry
Tataki
Ora King Salmon Filet

At Meat N' Bone, our mission is to change this narrative. We empower consumers to make informed food choices, prioritizing quality and sustainability. Our omnichannel platform delivers premium quality meats to everyone, from home cooks to grill masters. Our model is not just about convenience; it's about reviving the local butcher shop concept with a modern twist.

HOWEVER THEY NEED IT,
MEAT N' BONE CAN DELIVER


Picanha

- Same Day Delivery
- Ship Nationally
- Shop In-Store

Boutiques double as revenue generators & shipping hubs, making high-margin, though-to-sell items profitable.

Our boutiques offer personalized customer service from knowledgeable professionals. We are opening boutique hubs in states with strong customer bases, each supporting a network of satellite shops within a 300-mile radius. We are already operating in 7 locations and plan to expand aggressively as a result of this raise, with a goal of opening around 5 boutiques per year.

Our boutiques are compact, requiring less than 1,000 square feet, and are cost-effective to establish. Partnerships with national delivery companies enable us to scale our local delivery services quickly and efficiently.

OUR MEAT SELECTIONS ARE BACKED BY PASSION & RESEARCH


We collaborate with the Japanese government to enhance our understanding and knowledge of what sets Japanese Wagyu apart from other Wagyu.
MEAT N' BONE
WWW.MEATNBONE.COM
兵庫県但馬牛
神戸肉

Meat N' Bone is committed to providing the freshest meat products available. Our business relies on a statistical forecasting model, ensuring fresh inventory turns multiple times a month for the highest quality options.

We support American Farmers, sourcing products from esteemed programs in the Midwest. The region's climate, nourishing feed, and traditions provide impeccable steaks. We also foster relationships with top-tier global providers, ensuring the best-in-class products.

Executive Chef Chucho Rojas, renowned for his expertise in Michelin-starred kitchens, shapes our exclusive product range. We have secured an FDA-registered production facility where we produce **salts**, **sauces**, and **rubs**. We will also be launching a line of cooked proteins under the flag of MnB Kitchen to ensure a consistent supply of quality products.

THE MARKET & OUR TRACTION

Crafting Partnerships & Garnering Industry Recognition

Meat N' Bone targets the $86.6 billion U.S. Grocery Retail Sales of Meat market (2022) and the $29 billion U.S. Fish & Seafood market (2023).[1,2] We've achieved double-digit growth since inception, generating $9.7 million in sales in 2022 and maintaining profitability. With an NPS of 76 and high customer retention, our customer satisfaction is strong. Our broad customer base of over 57,000 and an average order value of $158 have led to a remarkable customer lifetime value exceeding $3,000.

HIGH CUSTOMER RETENTION

$3,000+ LTV


Bone Marrow,
A5 Miyazaki-Gyu Ribeye,
Wagyu Tri Tip


Wagyu Porterhouse


Japanese A5 Hannari Beef


WE SELL A LOT OF MEAT
AND WE'RE READY TO SCALE
LIFETIME REVENUE OF
$34.4M
$10.7 MILLION
$192.3K
$887.6K
$4.7M
$8M
$9.7M
2018 REV.
2019 REV.
2020 REV.
2021 REV.
2022 REV.
2023 REV.
BOOTSTRAPPED

We've expanded our footprint in Florida with boutiques in Miami, Pinecrest, and Parkland, and new locations under construction in Wellington and North Hallandale Beach. Partnerships with prestigious brands like Kobe Beef, Otto Wilde, and Ora King Salmon, and recognition in Forbes, The Washington Post, USA Today, and Bloomberg, highlight our success. We also collaborate with the Government of Japan to enhance our knowledge of Japanese Wagyu.



BASED ON 10,517 REVIEWS



★★★★★

"You're going to find... that the Choice and Prime and American Wagyu and Australian and Japanese Wagyu is actually better than what you're going to find the grocery store and butcher shop.

Al
Host of Eat More Vegans Youtube Channel

★★★★★

"Words cannot do this steak justice!"

Cherie H.
Filet Mignon

★★★★★

"Absolutely oustanding!"

Bob F.
Baby Back Ribs

★★★★★

"This meat is excellent, full of flavor, and tender. Looking forward to buying again!"

Anonymous
Picanha Wagyu

★★★★★

"Best Brisket Burger Ever!

Anonymous
Dry Aged Brisket Burgers

★★★★★

"Succulent, very tasty and easy to cook!"

Anonymous
Iberico Bone-In Double Pork Chop

**The above testimonials may not be representative of the opinions or experiences of other customers and is not a guarantee of future performance or success.*

Our hybrid Boutique/Steakhouse, The Wagyu House, opening in Q1 2024 in Hallandale, Florida, will feature a menu developed by Chef Chucho Rojas, marking our entry into the Aventura market.



REVVING UP WITH MEAT N' BONE
OFFICIAL SPONSOR OF NASCAR CUP SERIES RACING TEAM!
MEAT N' BONE
15
KAZ GRALA

Kaz Grala + Meat N' Bone

Kaz Grala, born December 29, 1998, in Boston, Massachusetts, is a rising star in NASCAR. Starting his racing career young, he made history as the youngest driver in the Rolex 24 at Daytona and won the 2017 NASCAR Camping World Truck Series at Daytona International Speedway. Known for his tenacity and strategic racing, Kaz has competed in the Xfinity and Cup Series. In 2023, he joined Rick Ware Racing, poised to make a significant impact in his first full NASCAR Cup Series season while driving the Meat N' Bone car!


15
MEAT N' BONE
MEATNBONE.COM
MEAT N' BONE

FEATURED IN

CNN USA TODAY Robb Report

The Washington Post Tasting Table.

WHY INVEST

Join Meat N' Bone For a Slice of the Premium Meat Market



We're ready to accelerate our growth, fine-tune our concepts, and expand geographically, aiming to open a distribution center in the heart of the country for efficient one-day shipping. With proven concepts, tested strategies, and a clear path to scalability, this is your chance to be part of a success story ready to write its next chapter.

Invest in Meat N' Bone and carve your stake in our journey to culinary excellence!

ABOUT

HEADQUARTERS
2229 Coral Way
Miami, FL 33145

WEBSITE
View Site

Meat N' Bone is an omnichannel purveyor focused on quality and consistency, delivering premium proteins & gourmet products to your doorstep.

TERMS

Meat N' Bone

Overview

PRICE PER SHARE
$1.65

VALUATION
$33M

DEADLINE
Feb. 6, 2025 at 7:59 AM UTC

FUNDING GOAL
$15K - $1.23M

Breakdown

MIN INVESTMENT
$249.15

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.60

SHARES OFFERED
Class B Non-Voting Stock

MIN NUMBER OF SHARES OFFERED
9,090

MAX NUMBER OF SHARES OFFERED
748,484

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials ^

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$3,042,685	$2,548,770
Cash & Cash Equivalents	$102,842	$248,848
Accounts Receivable	$0	$0
Short-Term Debt	$2,711,380	$1,632,236
Long-Term Debt	$620,991	$866,981
Revenue & Sales	$10,640,141	$9,901,743
Costs of Goods Sold	$5,513,617	$5,564,945
Taxes Paid	$0	$0
Net Income	-$583,232	-$392,166

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Reservation Bonus: 5%

If you reserve shares in the TTW you can receive 5% bonus shares once the offering is live.

Loyalty Bonus: 5%

As you are a loyal customer in Meat N' Bone, you are eligible for additional bonus shares.

Time Based Perks

First to the Party - Invest within the first 72 hours and receive 10% bonus shares

Early Bird - Invest within the next 72 hours and receive 8% bonus shares

Fashionably Early - Invest within the next 7 days and recieve 5% bonus shares

Volume-Based Perks

§ Cowboy Hat Tip: $500 investment -Includes a $50 gift card and gets 10% off all orders for 1 month. Get a Meat N' Bone hat with your first order.

§ Founder's Club: $1,000 investment - Includes $100 gift card and gets 10% off all orders for 2 months. Get a Meat N' Bone hat with your first order.

§ Butcher's Table: $2,500 investment - $150 gift card and gets 15% off all orders for 2 months, exclusive hat, Butcher's Club access, access to CEO investors' email update, and 2% bonus shares.

§ Prime Investor: $5,000 investment - One Month Founder's Box with premium products(investor pays shipping), $250 gift card and gets 15% off all orders for 6 months, access to CEO investors' email update, 10% off at all F&B venues, and 5% bonus shares.

§ Wagyu Investor: $10,000 investment - Three Month Founder's Box with premium products (investor pays shipping), $500 gift card and gets 15% off all orders for 12 months, access to CEO investors' email update, 10% off at all F&B venues, and 10% bonus shares, and an invitation to the Butcher's Retreat. A once-a-year, very exclusive, incredible dinner by Michelin-starred Chef Chucho Rojas.

§ Partner in Prime: $25,000 investment - 6 Month Founder's Box with premium products (investor pays shipping), $2,000 gift card and gets 15% off all orders for 16 months, access to CEO investors' email update, 10% off at all F&B venues, and 15% bonus shares, and an invitation to the Butcher's Retreat. A once-a-year, very exclusive, incredible dinner by Michelin-starred Chef Chucho Rojas.

§ Angel Investor: $50,000 investment - 12 Month Founder's Box with premium products (investor pays shipping), $2,000 gift card and gets 15% off all orders for 16 months, access to CEO investors' email update, 10% off at all F&B venues, and 15% bonus shares, and an invitation to the Butcher's Retreat. A once-a-year, very exclusive, incredible dinner by Michelin-starred Chef Chucho Rojas.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

The Butcher's Fund, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.10 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Testing the Waters Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

PRESS

USA TODAY

USA TODAY

How Omnichannel Butcher Shop Meat N'Bone is Democratizing Quality Protein For the Public To Enjoy

View Article

Forbes

Forbes

Three Friends Find Success With Online Butcher Shop Meat N' Bone

View Article

NewsWire

Japanese Wagyu Campaign Redefining Everyday Dining Experiences Launches November 1st in the U.S.

View Article

Robb Report

The 33 Best Gifts for Steak Lovers, From Grills to Knives to Premium Beef

View Article

Ocean Drive

Wagyu 101 With Meat N' Bone Co-Founder

View Article

Show More Press

ALL UPDATES

12.18.24

"Muy Caliente" Hot Sauce is now available


MUY PICANTE
HOT SAUCE
Made in small batches with the highest quality ingredients.
WWW.MEATNBONE.COM
MUY PICANTE
HOT SAUCE
MEAT N' BONE

We are excited to announce the launch of Muy Picante Hot Sauce, a bold, flavorful, and visually striking addition to our product lineup. **Crafted by Chef Abel at The Wagyu Bar and refined by Chef Chucho Roja**s, this hot sauce not only delivers on taste but also sets itself apart with its dramatic black hue, made possible by the addition of activated charcoal.

A Growing Opportunity: The Hot Sauce Market in the U.S.

The U.S. hot sauce market is thriving, with a current value exceeding $2 billion and an expected annual growth rate of 6-7% through 2028. Consumer demand for unique, premium hot sauces has surged, driven by the popularity of bold, global flavors and the willingness to pay a premium for high-quality, small-batch products.

Why Muy Picante Hot Sauce Matters

1. **High Margins:** Hot sauces are inherently high-margin products due to their low production costs relative to their perceived value. This positions Muy Picante as an excellent addition to our portfolio, contributing directly to our profitability.
2. **B2B Potential:** Beyond retail, the hot sauce offers significant potential for B2B sales. Restaurants and specialty stores can feature this unique product, leveraging its flavor and visual appeal to differentiate their menus or shelves.
3. **Unique Packaging & Color:** We worked hard on sourcing beautiful branded bottles and crafting a sauce that stands out, not only because of taste and quality but also due to color.
4. **Enhancing Boutique Uniqueness:** For our Meat N' Bone boutiques, Muy Picante provides an exclusive, signature item that enhances the shopping experience and sets us apart from competitors. It aligns perfectly with our goal of curating premium, memorable offerings for our customers.

Distribution Strategy

- **Retail:** Available now in our boutiques and online, with an initial price point of $14 for an 8oz bottle.
- **Online:** Available now at Meat N' Bone website
- **B2B Expansion:** We plan to target select restaurant and specialty store partnerships in 2025, focusing on businesses seeking standout, high-quality hot sauces for their menus.

- **Cross-Promotion:** The sauce pairs perfectly with our premium meats, creating a natural upsell opportunity both in-store and online.

Looking Ahead

The launch of Muy Picante Hot Sauce is a continuation towards diversifying our offerings, increasing revenue streams, margins, uniqueness and reinforcing our commitment to innovation and quality. We are confident this product will not only drive direct sales but also strengthen our brand as a purveyor of exceptional culinary experiences.

If you have not invested in Meat N' Bone, do so now.

12.14.24

Cyber Weekend Succes

This **Cyber Weekend**, we achieved a standout performance, with over 13% year-over-year growth and a record-breaking average order value of $180+, all while expanding our reach organically.

Some of the highlight includes:

- **Product Offering**: Our expanded catalog of 100+ premium products, including new in-house productions, strengthens our competitive moat. This extensive offering showcased our pricing power and operational leverage as our gross margins improved compared to last year while growing sales
- **Strategic Promotions**: Our sales strategy included attractive deals such as 25% off select items and a Buy 2, Get 1 Free promotion, driving significant customer engagement and purchases
- **Year-over-Year Growth**: Sales increased by an impressive 13%+ compared to last year, underscoring the strength of our marketing efforts and customer loyalty
- **High Average Order Value**: Customers demonstrated their appreciation for our premium offerings with an average order value exceeding $180—a testament to the value and quality we deliver
- **Operational Excellence**: Importantly, this growth was achieved without any increase in overhead costs or reliance on paid media. Our marketing efforts relied on organic reach, email campaigns, and customer retention strategies, showcasing our ability to scale sustainably

This successful Black Friday and Cyber Monday campaigns reflects our commitment to providing exceptional products while driving growth and maintaining operational excellence!

12.07.24

Meat N' Bone back in FORBES!

As you may know, we took a bold step by advertising in NASCAR, partnering with Rick Ware Racing to design what we believe is one of the coolest NASCAR vehicles in history. Our driver, Kaz Grala, is also at the beginning of his NASCAR Cup Series career, and in his first season, he has laid the groundwork for a promising future at the top level.

Why take this step? Because we're building a brand. Major companies like Coca-Cola, Monster, and Ally don't necessarily need to advertise in NASCAR, but for smaller brands like ours, the exposure is invaluable. A prime example? This Forbes article.



FORD
PERFORMANCE
15
MEAT


RESOURCES
MEAT N' BONE
V.MEATNBONE.COM


GEICO GEICO
MEAT N' BONE
GOODYEAR
15
43

If you have not. Invest in Meat N' Bone, we are going places.

12.04.24

WINNERS of Clearco's 2024 Top Ecommerce Awards


WE WON!
CLEARCO'S 2024 TOP ECOMMERCE AWARDS
Best Reviews
WINNER
MEAT N' BONE
WWW.MEATNBONE.COM

🎉 We're honored to share that we've been named a WINNER of Clearco's 2024 Top Ecommerce Awards for Best Reviews! 🏆💬

This recognition highlights what we've always believed: when you prioritize quality and customer experience, the results speak for themselves. 💖 To our incredible community and investors, thank you for your trust and support.

For those considering joining our crowdfunding campaign, now is the perfect time to be part of something extraordinary. Together, we're building more than a business—we're creating a movement driven by passion, excellence, and growth. 🚀🍖

11.26.24

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Meat N' Bone offering. Here's an excerpt describing the specifics of the change:

Issuer is extending their campaign end date to February 5th, 2025.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

11.23.24

Meat N' Bone featured in MSN

msn Miami 23℃

10 Meats You Should Never Grill


1 / 11



Intro

©Real Fantasy Art/Shutterstock

Once you start grilling, it's hard to go back — but be forewarned: While a char-grilled steak is a delight, the grill is not equally kind to all cuts. From brisket to oxtail and bacon to scallops, some meats are best relegated to the kitchen rather than the backyard. "Not every piece of meat is destined for the grill," says Luis E. Mata, CEO of Meat N' Bone. "A discerning cook recognizes the necessity of matching each unique cut of meat with the cooking method that best accentuates its flavors and textures."

Exciting news! Our Miami-based startup was featured on MSN, where our CEO shared expert insights on which steaks are best left off the grill. This recognition highlights our growing reputation as industry leaders. Proud to see our expertise making waves! 🌊

Thank you for your continued support as we build something extraordinary. 💪

11.18.24

🥩 Big News: Meat N' Bone is Coming to Orlando!


MEAT MARKET
CORAL WAY. MIAMI, FL
CORAL SPRINGS, FL
MEAT N' BONE
PINECREST, FL
MEAT N' BONE
WELLINGTON, FL
TAMPA, FL
MEATNBONE.COM
OAKLAND PARK, FL
ORLANDO
COMING SOON
WWW.MEATNBONE.COM

We are thrilled to announce a major milestone for Meat N' Bone: the upcoming launch of our newest boutique, strategically located between Winter Park and Balding Park in **Orlando, Florida**. This boutique will be more than just another location—it will serve as our flagship store and model for future boutiques.

Key Details

- **Location:** Nestled between Winter Park and Balding Park, offering suburban charm, accessibility, and a high-income demographic.

- **Projected Opening Date:** December 2024

- **Boutique Features:** A thoughtfully designed 1,000 sq. ft. space, doubling as a boutique and fulfillment hub for delivery and shipping.

Why Orlando?

Orlando is a prime growth market for Meat N' Bone. Its dynamic economy, culinary-savvy residents, and culture of exploration make it the perfect audience for our premium offerings. The Winter Park/Balding Park area ensures proximity to an affluent community that values quality and convenience. Additionally, the neighboring businesses enhance the boutique's appeal and foot traffic.

Financial Snapshot

- **CAPEX:** $50K for build-out and branding, within budgeted expansion costs.

- **Year 1 Revenue Projection:** $500K-$1M, with anticipated EBITDA margins of 18-30%.

- **Revenue Drivers:** High-margin in-store sales, an expanded delivery radius, and strategic marketing initiatives.

Progress Report

- **Construction & Design:** Build-out is progressing on schedule, with a design that embodies the sophisticated yet approachable Meat N' Bone brand. This flagship store will set a new standard for future boutiques.

- **Staffing:** We're thrilled to have a seasoned leader who knows the Meat N' Bone brand inside and out. He has been involved with our business since its inception and has even visited farms with us. His expertise will not only guide the Orlando boutique but also lay the foundation for our operations in mid-Florida.

- **Marketing:** A targeted campaign is already underway, focusing on the Winter Park and Balding Park communities. With a loyal base of a few hundred existing Orlando customers, we are confident in strong pre-opening engagement. Expect grand opening promotions and an exclusive launch event to drive awareness and early foot traffic.

The Road Ahead

This boutique solidifies our presence in Florida and sets the stage for further regional expansion. The combination of a prime location, an optimized operational model, and a strong leadership team ensures that our Orlando flagship will deliver exceptional returns and invaluable insights for future growth.

We deeply appreciate your continued support and confidence in our vision. If you haven't yet invested in Meat N' Bone, now is the time to join us on this exciting journey!

Warm regards,

Luis Mata | CEO

11.15.24

Eat Better Chicken!


EAT
BETTER
CHICKEN
SLOW GROWTH | AIR CHILLED | NO ANTIBIOTICS | BREED SPECIFIC | AMISH | ONE FARM | FROM PA
SunBird
POULTRY

We're excited to announce a new product that aligns with our commitment to delivering only the highest quality proteins: Sunbird Poultry. This addition reflects our ongoing pursuit of the best ingredients available. After years of searching, we've finally found a chicken that truly meets our standards, elevating our poultry selection to the next level.

Why Sunbird Poultry?

As you may know, we've worked closely with Bell & Evans as our go-to chicken provider due to their quality and packaging standards. But when we were introduced to Sunbird Poultry, an Amish farm in Lancaster, Pennsylvania, we decided to investigate further. Sunbird Poultry is a very small-scale, single-farm operation that offers chicken raised with care, adhering to the highest standards of humane treatment and quality. These chickens are air-chilled, slow-grown, fed a 100% non-GMO, vegetarian diet, and never treated with antibiotics.



The Ultimate Test: Chef Chucho Rojas

To confirm Sunbird's quality, we ran a taste test with our Executive Chef, Chucho Rojas, who has directed several Michelin-starred restaurants and is known for his discerning palate. His verdict? "Yep, incredible difference—let's go with Sunbird." With his seal of approval, we're confident that Sunbird Poultry brings a unique, premium flavor and quality to our customers.

Available Nationwide and in All Boutiques

Sunbird Poultry is now available for purchase on meatnbone.com with nationwide shipping, as well as in all our South Florida and Tampa boutiques. We're pairing it with our signature Poultry Rub for a complete culinary experience.

Why This Matters for Meat N' Bone

Adding Sunbird Poultry not only diversifies our offerings but also strengthens our position in the premium poultry market—a segment with growing consumer demand. By introducing this exclusive, high-quality option, we continue to differentiate Meat N' Bone from other protein retailers and reinforce our brand promise of delivering the very best.


MEAT N' BONE
GROCERY STORES
Free roaming, grown in open spaces.
Mass produced in high density environments.
Sourced from small farms in Lancaster, PA
Anonymous sourcing.
Slow growth, 10-12 weeks.
Rapid growth, as quick as 5 weeks to maturity.
Hormone-fre and clean feed.
Feed includes additives and antibiotics for them to survive their living conditions.
Air Chilled to retain natural flavor.
Water chilled to increase weight.
High welfare
Focus on efficiency and low cost.
Vacuum Sealed and flash frozen
Styrofoam Tray Packaging andd short shelf life.
Rich & Robust Flavor.
Blander, softer and almost mushy.

Thank you for your support and for being part of our journey. We're thrilled to continue innovating and elevating our offerings, with Sunbird Poultry as our latest chapter in quality.

PS:

Over the next 20 days, expect a wave of exciting announcements. We've been working tirelessly to close out 2024 on a high note, and we can't wait to share what's coming. Stay tuned—there's more in store!

If you have yet to, invest NOW in Meat N' Bone

11.13.24

#Eat #Dance #Repeat - Expanding our reach

Last weekend, we had the privilege of being one of the **headline sponsors at the Country Bay Music Festival in Key Biscayne**, Miami—a major event with over 10,000 guests each day, primarily South Florida locals. We negotiated a unique sponsorship arrangement, providing food for the S-VIP area, artists, and staff in exchange for title sponsorship. Additionally, we operated two branded concession stands selling our products.


KING'S HAWAIIAN
BITES
Snack House
MEAT N' BONE
MEAT N' BONE
Nashville Hot Chicken

The event was a financial success, generating over $18K in revenue against $10K in costs. More importantly, it offered extensive brand exposure to thousands of attendees through email, social media, and direct interaction (the festival was sold out.. headliners were **Carrie Underwood** and **Zac Brown Band**) .





0:00 / 0:15

It was amazing to see so many customers approach our stand, order Ribeye and fries, and share that they're either loyal customers or soon-to-be ones.

We're no strangers to these types of events—this year alone, we've been part of **Ultra Music Festiva**l, **Welcome to Rockville**, **Miami Air & Sea Show**, **South Beach Wine & Food Festival**, **Louder Than Life**, **Bourbon & Beyond**, and **Country Music Fest**. This operation is managed by our sister company, Get The Cook, which is part of The Butcher's Fund—the company we're currently raising funds for.

When you invest in Meat N' Bone you are also investing in Get The Cook, oh and The Wagyu Bar. The two companies, along with Meat N' Bone that make up The Butcher's Fund.

Questions? Feel free to reach out to invest@meatnbone.com

11.12.24

Investor Update: Thanksgiving 2023

Thanksgiving is upon us—a period for gratitude, reflection, and connection over a memorable meal. For us at Meat N' Bone, Thanksgiving means a week of intense, rewarding work delivering premium proteins to customers nationwide. Our commitment to excellence extends to every order, embodying our dedication to offering high-quality, ethically sourced products from trusted providers.



This season, we're particularly excited to offer turkeys raised by an Amish farm in Troy, Michigan. Over 1,000 turkeys were carefully raised for Meat N' Bone with traditional, slow-growth practices, a natural diet, and access to ventilated, humane housing. This results in an exceptional product that meets our rigorous standards for quality and taste. We complement these Thanksgiving turkeys with a selection of our most popular requests, including Porchettas, Prime Ribs, and whole fish, as well as curated sauces, rubs, and sides that enhance the holiday meal (view all options here).

Our Thanksgiving offerings continue to expand year after year, reflecting increasing demand for premium, responsibly sourced holiday proteins. The success of this initiative highlights the need for ongoing investment in scaling our operations and refining our logistics, which is why we're acti

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

§ Cowboy Hat Tip:

$500 investment - Includes a $50 gift card and gets 10% off all orders for 1 month. Get a Meat N' Bone hat with your first order.

Select

$1,000

§ Founder's Club:

$1,000 investment - Includes $100 gift card and gets 10% off all orders for 2 months. Get a Meat N' Bone hat with your first order.

Select

$2,500

§ Butcher's Table:

$2,500 investment - $150 gift card and gets 15% off all orders for 2 months, exclusive hat, Butcher's Club access, access to CEO investors' email update, and 2% bonus shares.

Select

$5,000

§ Prime Investor:

$5,000 investment - One Month Founder's Box with premium products(investor pays shipping), $250 gift card and gets 15% off all orders for 6 months, access to CEO investors' email update, 10% off at all F&B venues, and 5% bonus shares.

Select

$10,000

§ Wagyu Investor:

$10,000 investment - Three Month Founder's Box with premium products (investor pays shipping), $500 gift card and gets 15% off all orders for 12 months, access to CEO investors' email update, 10% off at all F&B venues, and 10% bonus shares, and an invitation to the Butcher's Retreat.

Select

$25,000

§ Partner in Prime:

$25,000 investment - 6 Month Founder's Box with premium products (investor pays shipping), $2,000 gift card and gets 15% off all orders for 16 months, access to CEO investors' email update, 10% off at all F&B venues, and 15% bonus shares, and an invitation to the Butcher's Retreat. A once-a-

Select

$50,000

§ Angel Investor:

$50,000 investment - 6 Month Founder's Box with premium products (investor pays shipping), $2,000 gift card and gets 15% off all orders for 16 months, access to CEO investors' email update, 10% off at all F&B venues, and 15% bonus shares, and an invitation to the Butcher's Retreat. A once-a-

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

TA

Timothy Alvarez
16 days ago

Hello, as someone with experience in the culinary felid, I am very interested in what your company's has to offer. This business has a lot of potential to help broaden culinary education to the people in and outside Florida. Your ability to handle result of the fire which put a bump on the road in your business shows great leadership and glad to know everyone is doing well. I do have some questions about your business.

1. Have you considered donating leftover inventory that hasn't expired to local charities/hospitals. This could be used as a tax write off.
2. Have you considered hiring culinary students as employees to help with the demand for your inventory? They get the culinary and business experience and you get assistance with fulfilling orders.
3. How is your employee retention rate?
4. Do you have eyes on warehouses to store products such as sauces and rubs before shipping them out as your business grows?
5. How is your business impacted during hurricanes?
6. How will you keep investors up to date with the price of their shares who invest less than $2,500?
7. Are there any road blocks you think you may encounter in the future?

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0 0

HH

Hugo Hurtado

3 months ago

Can you please help me clarify the following from Offering Memorandum:

- Related Parties Debt (Mainly funders): This 10% rate is above market. Is there a plan to re-finance that debt in the short term?

- Subsequent Events - Eureka Loan of $600k at 12%: Same as the previous, this seems as a high rate, is there a reason not to take on traditional banking loans?

- What drove the increase of 1.9X on Inventory (when sales just grew 7%)

- What is driving the increase on interest expense of 1.8x

- Margins: In offering memorandum page 11 you mentioned that Gross Margin improved from 50% to

52%, while financials in page 21 show an increase from 44% to 48%, can you please clarify what is the correct margin.

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1 0

LM

Luis Mata

Meat N' Bone • 3 months ago

DEBT
As a bootstrapped company that started with just $15K, we've relied on available debt to fuel our growth, even when it came at higher rates. The 10% on related-party debt and 12% on the Eureka Loan reflect the best options we had to keep growing and stay flexible, as traditional bank loans often come with restrictive terms. It's important to note this isn't an exit—we're raising funds to correct some operational issues and ensure our growth and success long-term. If we had access to lower-cost debt, we wouldn't be parting with equity to make this happen. Our interest expense grew by 1.8x over last year, which may sound high, but it's still a healthy proportion of revenue.
INVENTORY
In 2022, we undercounted inventory, but with new warehouse systems in place, we've been able to track it accurately as we close out 2023. For example, we were not tracking inventory of boxes, bags, grills, etc... We also expanded by opening the Wellington Boutique in January 2024 in January, Tampa a couple months later with inventory ordered in December, alongside our Production Centre. Looking ahead, inventory levels will see a slight increase to support our new locations, ensuring that our expansion is well-supported.
MARGINS
On page 11, the COGS analysis provided by our operations team takes a straightforward operational view, excluding factors like packaging costs and some refinements we're making in our accounting practices as we grow. This operational snapshot doesn't account for delivery fees, packaging, and other factors that we manage comprehensively in our financials as we build a scalable foundation.

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0

HK

Hoon Kang
3 months ago

Could you provide more detailed growth milestones and goals?
Also, what is your exit strategy?

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1 0

LM

Luis Mata

Meat N' Bone • 3 months ago

Good Day!
We close 2023 with 3 boutiques, currently have 6 and by the end of the year we will have 8 + our new steakhouse The Wagyu House (collocated with our Hallandale boutique). We have already made all the investment to hit $15M-$20M for 2025. However, we will continue growing our boutique network by 6-10 boutiques per year. The goal is to hit $50M by 2029.

There is an accelerated plan (which would take significant investment and which we are confidentially discussing with another investment group which would get us to $150M by 2029.

Either way, no matter the investment the plan is the same. We are also expanding our margins by developing our own line of sauces, rubs and the concept of MnB Kitchen.

We will continue to expand our online, we expect to grow 10-15% per year (just online) every year. Currently we have the infrastructure to double our online sales.

As for our exist strategy, this is why we are developing a brand. There are very few brands in this space. There are many paths, one would be IPO, but its more likely we would be acquired by one of the BIG 4, a major food service group and/or private equity to grow even further.

Meat N' Bone has a MASSIVE market, so there is room for 400+ boutiques JUST in the US.

Hope this helps!
If you have more questions, we are happy to share our latest pitchdeck. Shoot us an email to invest@meatnbone.com

Cheers
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0

GT

Gary Tiedemann
5 months ago

What are the terms of your long and short-term debt? What were the debt proceeds used for? Do you anticipate future borrowing? Will any funds being raised here be used to pay down debt? Why are you issuing non-voting shares? Traditionally equity owners would have some ability to weigh in on important issues affecting the business.

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1 0

LM

Luis Mata

Meat N' Bone • 5 months ago

Hi! Apologies was figuring out how to reply.

The debt is how we finances our growth, as we bootstrapped the business, we really did start with $15k.

Long term debt is 10 years interest only. Short term debt is expensive and we are currently re-financing it. Should be completed before end of year.

We issued non-working shares per the recommendation of our legal team as well as Ernst & Young (we are part of the E&Y EAN), to make sure the fact we crowdfunded doesn't affect our ability to raise capital from traditional investors in the future (who may be wary of these type of raise) . That said, we are going to have open communication with our investors via different channels. We want to learn and grow together and make sure we listen to our advisors and investors.

Thank you for your interest!

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With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Take 1: Fast phased opening showcasing people cooking, eating and having an overall good time (like this video). After the voice over, the video fades to black and shows the Meat N' Bone logo.

Meat N' Bone is your gateway to the top-notch proteins out there. We're shaking up a massive 100 Billion Dollar market* with three simple things in mind: Quality, Convenience, and Education. We bring the best right to your doorstep, make it a breeze to get, and through our omnichannel model, we provide a seamless learning experience about what you're putting on your plate.

(Source: The U.S. Grocery Retail Sales of Meat was valued at $86.6B in 2022 while the U.S. Fish & Seafood Market is currently valued at $29B.https://www.statista.com/statistics/1086374/us-meat-department-sales/#:~:text=For%20the%2052%20weeks%20ended,52%20weeks%20ended%20July%202022. and https://www.statista.com/outlook/cmo/food/fish-seafood/united-states)

Take 2: A walk into a Meat N' Bone Boutique which quickly highlights the variety of our offering.

Luis/Gabriel seating down in the store start to talk

Luis: The age-old charm of neighborhood butcher or specialty shops has largely disappeared, replaced by sprawling big box stores that offer merely the illusion of choice. This modern setup has nudged consumers away from informed choices, narrowing down their options significantly. The meat sold now often carries a veil of mystery, as the big stores compromise on quality, caught up in a relentless race to offer the lowest prices. Through this shift, the essence of quality and knowledge has been lost, leaving a void that Meat N' Bone has been filling with a touch of sophistication and a return to informed choices.

Take 3: Stock video of people interacting with digital devices (phones/desktop)

Gabriel: What we consume defines us, and there's room for elevation. Access to superior proteins shouldn't mean compromising on quality or shelling out more... and certainly, it shouldn't mean forgoing convenience. With Meat N' Bone, you get your meat just the way you fancy it... Our omnichannel approach is all about bringing convenience to your fingertips. Be it near our quaint boutiques or miles away, you're privy to that same exquisite products. Our aim? To bridge distances and make top-grade proteins accessible, no matter where you're located.

(Add graphics on video that says "Featured in" with logos of CNN, Forbes, USA Today, RobbReport, Washington Post, Tasting Table)

Take 4: Overview of the lineup of steaks, showing the bag/boxes/packaging

Luis: We stand by the notion that a well-informed consumer makes wiser choices. Hence, we lay out all the facts, offering our customers the liberty to make a genuine choice. This ethos is mirrored in our diverse selection, boasting over 35 distinct Ribeyes and a total of over 400 products. Our savvy business model leans on predictive analytics, enabling us to refresh our inventory 2-3 times a month. The upshot? A streamlined operation and a promise of freshness with every product you pick!

Take 5: Supporting American Farmers (Stock footage of farms, perhaps ferry farms and view of the city of Chicago)

Luis: Our mandate is clear: to stand behind American farmers. The majority of our products are sourced from esteemed programs nestled in the Heartland of America, the Midwest. It's straightforward—there's no superior product. The region's climate, nourishing feed, and time-honored traditions come together to grace our customers with impeccable steaks. As for our global palate, it's nothing short of best-in-class. Our journey has entailed fostering relationships with top-tier providers, and forging partnerships with remarkable brands across the globe. This has paved the way for us to bring to your table some of the finest Japanese and Australian products, Iberico Pork, and exquisite sashimi-grade fish from across the seas.

(On the video at 1:55 add American Lamb Board logo, Wagyu of Japan Logo, Hannari Wagyu Logo, Ora King Logo, Santa Teresa Steak shot)

Take 6: Lets have some charts and graphics.

Gabriel: In less than five years we have grown from $0 to $10M+ . This is a result of a well thought out model that simply works.

Over the past few years we have fulfilled over 100,000 orders and shipped 35,000 orders out of state.

So far, year-to-date 2023 we have shipped 33% more orders while reducing our shipping expenses by 25% and this is only the beginning of what economies of scale can do for us!

We also continue to growth our brand awareness and have secured a sponsorship with the #15 car in the 2024 NASCAR CUP SERIES.

(to be added with VROLL and voiceover)

Luis: From here on we just have to keep doing what we are doing. Opening up new boutiques requires an investment of less than $50K and the payback period is lower than one year. The goal is to keep expanding in markets that fit our demographics.

(2:38 Add the new video shots from Hallandale Store, Wellington Store, Tampa Store, Oakland Park store)

We have a proven track record that we believe is hard to replicate.

Take 7: Show the construction in (Location pictures will need to have a disclaimer "These images are of locations under construction and not yet open")

Luis: We chose to not raise capital early on so we could do things our way. But we recognize that bootstrapping it can only take us so far. We have chosen to raise via StartEngine which will allow us to access the capital we need without having to sell our soul to the whims of private money, and we love the idea of giving our customers and fans an opportunity to become investors!

We are finally ready to scale, all we need is capital.

(Picture of the entire team, outside our flagship store)

Fade to black. Logo shows up.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

P22000074864

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

900420301239

12/18/23--01016--009 **35.00

2023 DEC 18 PM 1:15

COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: THE BUTCHER'S FUND INC.

DOCUMENT NUMBER: P22000074864

The enclosed *Articles of Amendment* and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Mark A. Schweikert
Name of Contact Person

SCHWEIKERT LAW PLLC
Firm/ Company

1111 Brickell Avenue, Suite 1550
Address

Miami, FL 33131
City/ State and Zip Code

mark@schweikertlaw.com
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Mark A. Schweikert at (305) 926-9452
Name of Contact Person — Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

- ■ $35 Filing Fee
- ☐ $43.75 Filing Fee & Certificate of Status
- ☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)
- ☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
The Centre of Tallahassee
2415 N. Monroe Street, Suite 810
Tallahassee, FL 32303

Articles of Amendment
to
Articles of Incorporation
of

THE BUTCHER'S FUND INC.

(Name of Corporation as currently filed with the Florida Dept. of State)

P22000074864

(Document Number of Corporation (if known))

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

N/A

The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."

B. Enter new principal office address, if applicable: N/A
(Principal office address MUST BE A STREET ADDRESS)

C. Enter new mailing address, if applicable: N/A
(Mailing address MAY BE A POST OFFICE BOX)

2023 DEC 13 PM 1:15

FILED

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent N/A

(Florida street address)

New Registered Office Address: N/A, Florida
(City) *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

Signature of New Registered Agent, if changing

Check if applicable
☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:
(Attach additional sheets, if necessary)
Please note the officer/director title by the first letter of the office title:
P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.
Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change	N/A	N/A	N/A
____ Add			____
____ Remove			____
2) ____ Change	____	____	____
____ Add			____
____ Remove			____
3) ____ Change	____	____	____
____ Add			____
____ Remove			____
4) ____ Change	____	____	____
____ Add			____
____ Remove			____
5) ____ Change	____	____	____
____ Add			____
____ Remove			____
6) ____ Change	____	____	____
____ Add			____
____ Remove			____

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary*). *(Be specific)*

The corporation's 100 shares of stock shall be split into 20,000,000 shares of stock, which shall be designated as "Class A" stock and have voting rights.

The corporation is authorized to issue up to 5,000,000 shares of "Class B" stock, which shall have no voting rights.

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(if not applicable, indicate N/A)

N/A

The date of each amendment(s) adoption: November 14, 2023, if other than the date this document was signed.

Effective date if applicable: ____________________
(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s) **(CHECK ONE)**

☐ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

■ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by ____________________."
(voting group)

Dated November 15, 2023

Signature ____________________
(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Mark A. Schweikert
(Typed or printed name of person signing)

General Counsel
(Title of person signing)

EXHIBIT G TO FORM C

TTW Materials

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INVEST IN MEAT N' BONE

We are excited to announce that after 6 years we have figured out how to scale our business. Here are some metrics: Blended CAC of $16, CLTV of $400+, 66% retention, and an NPS of 80.

Thats fancy speak for a well run business that is ready to GROW. In order to fund this growth we will soon be launching an investment-based campaign and are opening the doors for our most passionate fans to become owners of Meat N' Bone.

If you love good food, good times, and good friends as much as we do, this moment is for you. Early investors will receive BONUS shares, plus additional perks that you won't want to miss out on! That makes it worthwhile.

Want to learn more?

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Reserve your shares, it is NOT a commitment but it will help us measure interest. Note Financials and all data will be released when/if we launch the campaign. But feel free to reach out and ask questions via email!

investors@meatnbone.com

CLICK HERE TO RESERVE YOUR SHARES

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...R OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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THE CROWDFUNDING PLATFORM WE CHOSE TO USE

StartEngine stands as a trailblazing crowdfunding platform, designed to empower everyday individuals to invest in startups and early-stage companies. By democratizing the investment landscape, this platform opens the door for both accredited and non-accredited investors to own a stake in the companies they believe in. This transformative approach to investing became feasible thanks to the JOBS Act of 2012, particularly Title III or Regulation Crowdfunding (Reg CF), which came into effect in 2016. This legislation marked a pivotal change, enabling a broader spectrum of investors to participate in early-stage financing, thereby fosterin... culture of inclusive investment ...eneurial growth.

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...g, real investment vehicle. **They have raised over $1.1 Billion dollars from 1.7 Million investors** ...ars. In the last two months, multi-billion dollar companies like RAMP and Epic Games have used it to raise ...Before that they helped companies like Boxable , Ola Brew and Knightscope raise funds...

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meatnbone What does the future hold for Meat N' Bone? 🌟 Our aspirations are set on expansion, and as many of you know, expansion endeavors often require significant capital 💰. Historically, we've operated with limited financial resources, typically handling everything in-house with a strong sense of independence and determination 💪. Although we've considered private capital in the past, it never quite aligned with our vision or values.

Recently, however, we've become intrigued by the concept of Reg CF Crowdfunding — a form of crowdfunding that's regulated by the SEC, offering a more structured and secure approach to raising

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Meat N' Bone
318 followers
7mo

What does the future hold for Meat N' Bone? 🌟 Our aspirations are set on expansion, and as many of you know, expansion endeavors often require significant capital 💰. Historically, we've operated with limited financial resources, typically handling everything in-house with a strong sense of independence and determination 💪. Although we've considered private capital in the past, it never quite aligned with our vision or values.

Recently, however, we've become intrigued by the concept of Reg CF #Crowdfunding — a form of crowdfunding that's regulated by the SEC, offering a more structured and secure approach to raising funds 📈. While we're still in the contemplation phase and haven't committed to launching a campaign, we're actively exploring the process and considering its potential.

We have seen companies like Epic Games, Ramp and a couple of Miami darlings do this with success. At some point, even @elonmusk joined in and invested in Boxable, which also raised on StartEngine. So if they did it, why can't we? 🚀

We'd love to hear your thoughts and insights 🤔💬. Your support and feedback have always been instrumental in our journey, and as we ponder this next step, your perspectives are more valuable than ever.

More info: https://lnkd.in/eXNpx9w9

#investment #startengine


QUESTION
HUMBLE BEGINNINGS



also raised on StartEngine. So if they did it, why can't we? 🚀

We'd love to hear your thoughts and insights 🤔💬. Your support and feedback have always been instrumental in our journey, and as we ponder this next step, your perspectives are more valuable than ever.

More info: https://lnkd.in/eXNpx9w9

#investment #startengine



QUESTION
TO CROWDFUND OR NOT TO?
HUMBLE BEGINNINGS
Meat N' Bone began with the vision of uniting people through sharing exceptional food. We aim to make high-quality proteins and chef-level tools available to home cooks.
Beginning with $15,000 and tremendous dedication, we've expanded notably. Today, we operate a robust online platform, four boutiques (with another on the way), and a significant Food & Beverage operation, reflecting our commitment to excellent culinary experiences.
We are now discussing a crowdfunding campaign to allow us to continue our gro
WE JUST OPENED OUR 4th BOUTIQUE AND FULFILLED OVER 150K ORDERS
2024
To kick off the year we will open the Wagyu House, our boutique / steakhouse hybrid located in Hallandale Beach, FL.
WE WILL OPEN 2-4 NEW BOUTIQUES
TO CROWDFUND OR NOT TO?
Complete our interest form (link in bio) or send us a direct message.
www.meatnbone.com/invest
+1

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Meat N' Bone is taking reservations for a possible, upcoming round. Indicate interest today.

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Elevate Your Eating: Democratizing Quality Proteins

Meat N' Bone is an omnichannel purveyor focused on quality and consistency, delivering premium proteins & gourmet products to your doorstep.

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.



MEAT N' BONE

$88,996.05 Reserved

OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS

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RESERVED $88,996.05

RESERVATIONS 53

REASONS TO INVEST

We deliver high-quality meats and premium products via local delivery, nationwide shipping, and through our boutiques. Our business is built on a proprietary forecasting model, guaranteeing fresh, diverse products.

The U.S. Grocery Retail Sales of Meat and Seafood was valued to date, with $9.7M in 2022 alone.

Our expansion model is inexpensive, costing less than $75K to open a boutique, enabling quick growth. We've maintained strong customer loyalty with an NPS of 76 and primary markets in FL, TX, NY, and CA.

TEAM



Gabriel Llaurado • Co-Founder, Vice President, Chief Operating Officer & Chief Marketing Officer, and Vice President

Gabriel combines a robust background of computer science and marketing. His unique expertise revolves around seamlessly connecting business operations with cutting-edge technology, data analytics, and marketing strategies to establish growth and ...

Read More



Luis Mata • President, Chief Executive Officer & Treasurer

Luis Mata blends robust expertise in finance, strategy, and business development with a foundational background in logistics and transportation. At SAE Institute as North America CFO, he orchestrated operational transformations and strategic planning ...

Read More



Mark Adam Schweikert • Outside General Counsel

Mark Schweikert, principal of Schweikert Law PLLC, is a highly experienced trial lawyer specializing in complex civil litigation. He has an extensive background in representing clients in federal and state courts and international arbitrations across a broad ...

Read More

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*Source / Source

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
2229 Coral Way
Miami, FL 33145

WEBSITE
View Site

Meat N' Bone is an omnichannel purveyor focused on quality and consistency, delivering premium proteins & gourmet products to your doorstep.

PRESS

USA TODAY

USA TODAY
How Omnichannel Butcher Shop Meat N'Bone is Democratizing Quality Protein For the Public To Enjoy

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Forbes
Three Friends Find Success With Online Butcher Shop Meat N' Bone

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NEWSWIRE
NewsWire
Japanese Wagyu Campaign Redefining Everyday Dining Experiences Launches November 1st in the U.S.

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Robb Report
Robb Report
The 33 Best Gifts for Steak Lovers, From Grills to Knives to Premium Beef

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OCEAN DRIVE
Ocean Drive
Wagyu 101 With Meat N' Bone Co-Founder

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Meat N' Bone.

Owners Bonus
Owners Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$249
Reservation bonus
5% bonus shares
Select

$500
§ Cowboy Hat Tip:
$500 investment - Includes $50 gift card and Meat N' Bone hat.
Select

$1,000
§ Founder's Club:
$1,000 investment - Get a $100 gift card, Meat N' Bone hat.
Select

$2,500
§ Butcher's Table:
$2,500 investment - $150 gift card, exclusive hat, Butcher's Club access, access to Facebook investors group, and 2% bonus shares.
Select

$5,000
§ Prime Investor:
$5,000 investment - Offers $250 gift card, exclusive hat, Butcher's Club access, founder's box with specialty products, access to investors' Facebook group, 10% discount for 12 months, and 5% bonus shares.
Select

$10,000
§ Wagyu Investor:
$10,000 investment - $250 gift card, exclusive hat, Butcher's Club access, access to FB investor's group, founder's box with specialty products, 15% discount for a year, 10% bonus shares, and an invitation to the Butcher's Retreat. A once-a-year, very exclusive incredible dinner.
Select

$25,000
§ Partner in Prime:
$25,000 investment - $250 gift card, exclusive hat, Butcher's Club access, access to FB investor's group, Founders with specialty products, 20% discount for a year, 15% bonus shares, and an invitation to the Butcher's Retreat. A once-a-year, very exclusive incredible dinner and a
Select

$50,000
§ Angel Investor:
$50,000 investment - 12 Month Founder's Box with premium products, $2,000 gift card and gets 15% off all orders for 16 months, access to CEO investors' email update, 10% off at all F&B venues, and 15% bonus shares, and an invitation to the Butcher's Retreat. A once-a-year, very
Select

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THE FUTURE OF MEAT N' BONE

THE FOUNDERS

As Meat N' Bone marks its sixth anniversary, I want to take a moment to express my heartfelt gratitude to every one of you. Your unwavering support has been the driving force behind our journey, and without you, we wouldn't be where we are today. It's a story not everyone knows: just six years ago, we were operating out of a friend's restaurant (a big shoutout to Chef Martin), all while holding down multiple jobs. Today, we find ourselves incredibly blessed, with four amazing boutiques (one more on the way), two top-notch steakhouses, and a catering division serving five establishments and discerning clients. The world has changed, and so have we.

Our vision for Meat N' Bone has always been audacious, and we've pursued it on our terms. Looking back, 2023 was a fantastic year where we finally cracked the code on scaling our operations correctly. Now, **we're setting our sights on more growth. We're planning to open four new boutiques this year, with locations in Tampa, Naples, Orlando (Florida), and somewhere in the greater Atlanta area.**

I'm thrilled to announce that we've recently brought on board a Michelin Star Chef with an impressive background in some of the finest kitchens in France. He's working diligently on developing our line of salts, and rubs, and elevating the quality of all our products.

We are developing new partnerships with exciting brands for our Dry Aged Steaks and exploring craft beef with great brands. Today (midnight) we are launching some significant improvements to our Check-Out experience.

So a better website, more amazing products, more boutiques and a new line of products developed by one of the best Chefs in the world.

Capital Raise...

The future is shining brightly, but we need to secure the funds for our continued expansion. While we're in discussions with potential investors, we're particularly excited about the concept of crowdfunding. However, before we dive in, we want to gauge if this campaign would be successful. **We plan to use Start Engine and follow Regulation Crowdfunding, regulated by the SEC.** We've done all the groundwork, including financial reviews, bad actor checks, and valuations, but there's one more step - filing. It means some extra work for us moving forward.

You can learn more about it by clicking here. The website will ask you to reserve shares, there is no commitment.... it just basically will sign you up for additional bonuses / benefits if you CHOOSE to invest.

As for our financials, we're not quite ready to unveil everything publicly. But here's the scoop: we've hit seven figures in revenue in just five years. We're operating around the break-even point, and we've got the scaling game down pat. Companies like CrowdCow and Porters Road, with similar revenue, have achieved valuations exceeding $25 million.

Are we considering other options? Yes. After we announced our "Test of the waters" for StartEngine a few of our customers who work for PE and VCs reached out. Yes, we would love to hear from you as well.

In closing, we're on the brink of an exciting new chapter at Meat N' Bone, and I couldn't be more thrilled. Your unwavering support has been instrumental in our success, and I invite you to be a part of our next phase of growth. Let's take Meat N' Bone to new heights together, and I'm genuinely excited about the incredible journey ahead. You can always reply to this email if you have any questions or comments!

Thank you for being a part of our Meat N' Bone family.

Sincerely,
Luis Mata
CEO, Meat N' Bone

INTERESTED?

Here is a video we put together for this raise. It shows everything we do!


MEAT N' BONE
0:00 / 3:26

WATCH THE VIDEO

VIEW REASONS TO INVEST

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES CAN BE ACCEPTED AND PART OF PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITTED OF ANY KIND.

Questions? Contact us!

info@meatnbone.com or Call/Text us 1 (877) 448-6328

Meat N' Bone, 2229 Coral Way, Miami, Florida 33145, United States, 1 (877) 448-6328


NEW BOUTIQUE
WELLINGTON, FL
MEAT N' BONE
WWW.MEATNBONE.COM

meatnbone ...

meatnbone 🎉 Starting off 2024 with a bang! 🎉 Our newest boutique is now open in the charming horse town of #Wellington, nestled in Palm Beach County. This is a significant step for us because it means that nearly all of #PalmBeach is within our reach for delivery services, and our customers can explore over 400 incredible products right at their fingertips.

But that's not all! We're gearing up to expand our boutique network across the nation, and for the very first time, we're raising capital to make it happen. It's a mix of excitement and a touch of fear, but it's all part of the journey to #GrowUp. Intrigued? Head over to http://meatnbone.com/invest

Want to talk? DM us or write to invest@meatnbone.com

Or drop by our boutiques in #Miami #Pinecrest #Parkland and now #Wellington .
Next up, possibly #Tampa #Orlando #Naples and #Atlanta #StartEngine #Raise

6h

northcutts 👏 👏 👏 congratulations
58m Reply

allisonwilman 🔥 👏 👏
3h Reply

thekitchenwhisperer Congratulations!!! Now we need these to come to the West Coast! :)
4h 1 like Reply

Liked by **rahirsch** and **60 others**
6 hours ago

Add a comment... Post


MEAT N' BONE
QUESTION
TO CROWDFUND OR NOT TO?

meatnbone

meatnbone What does the future hold for Meat N' Bone? 🌟 Our aspirations are set on expansion, and as many of you know, expansion endeavors often require significant capital 💰. Historically, we've operated with limited financial resources, typically handling everything in-house with a strong sense of independence and determination 💪. Although we've considered private capital in the past, it never quite aligned with our vision or values.

Recently, however, we've become intrigued by the concept of Reg CF Crowdfunding — a form of crowdfunding that's regulated by the SEC, offering a more structured and secure approach to raising funds 📈. While we're still in the contemplation phase and haven't committed to launching a campaign, we're actively exploring the process and considering its potential.

We have seen companies like Epic Games, Ramp and a couple of Miami darlings do this with success. At some point, even @elonmusk joined in and invested in Boxable, which also raised on Start Engine. So if they did it, why can't we? 🚀

We'd love to hear your thoughts and insights 🤔💬. Your support and feedback have always been instrumental in our journey, and as we ponder this next step, your perspectives are more valuable than ever.

More info: https://meatnbone.com/invest

Liked by **rahirsch** and **58 others**

1 day ago

Add a comment... Post

Posted by **Gabriel LLaurado** • 1/4/2024 •••

Meat N' Bone

236 followers

3d •

What does the future hold for Meat N' Bone? 🌟 Our aspirations are set on expansion, and as many of you know, expansion endeavors often require significant capital 💰. Historically, we've operated with limited financ ...see more


QUESTION
TO CROWDFUND OR NOT TO?
HUMBLE BEGINNINGS
Meat N' Bone began with the vision of uniting people through sharing exceptional food. We aim to make high-quality proteins and chef-level tools available to home cooks.
Beginning with $15,000 and tremendous dedication, we've expanded notably. Today, we operate a robust online platform, four boutiques (with another on the way), and a significant Food & Beverage operation, reflecting our commitment to excellent culinary experiences.
We are now discussing a crowdfunding campaign to allow us to continue our gro
WE JUST OPENED OUR 4th BOUTIQUE AND FULFILLED OVER 150K ORDERS
MEAT N' BONE
2024
To kick off the year we will open the Wagyu House, our boutique / steakhouse hybrid located in Hallandale Beach, FL.
WE WILL OPEN 2-4 NEW BOUTIQUES
TO CROWDFUND OR NOT TO?
We want to gauge public interest in this exciting opportunity to invest in Meat N' Bone. If you are interested or would simply like to know
re about our ex-
pansion p
et us know!
+1
Complete our interest form (link in bio) or send us a direct message.
www.meatnbone.com/invest
MEAT N' BONE

Francisco Garrido and 3 others · 1 repost

Like · Comment · Repost

BECOME AN OWNER!!

GROW WITH US

INVEST IN MEAT N' BONE

We are excited to announce that after 6 years we have figured out how to scale our business. Here are some metrics: Blended CAC of $16, CLTV of $400+, 66% retention, and an NPS of 80.

Thats fancy speak for a well run business that is ready to GROW. In order to fund this growth we will soon be launching an investment-based campaign and are opening the doors for our most passionate fans to become owners of Meat N' Bone.

If you love good food, good times, and good friends as much as we do, this moment is for you. Early investors will receive BONUS shares, plus additional perks that you won't want to miss out on! That makes it worthwhile.

Want to learn more?

Click below and subscribe to the exclusive mailing list for investors or potential investors.

Reserve your shares, it is NOT a commitment but it will help us measure interest. Note Financials and all data will be released when/if we launch the campaign. But feel free to reach out and ask questions via email!

investors@meatnbone.com

CLICK HERE TO RESERVE YOUR SHARES

Earn an extra 5% early bonus shares if you decide to invest

Once we decide to launch we will make our financial information and 5 year plan public. So go over to start engine and sign up. Let us know you are interested...

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LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

What is Start Engine?

THE CROWDFUNDING PLATFORM WE CHOSE TO USE

StartEngine stands as a trailblazing crowdfunding platform, designed to empower everyday individuals to invest in startups and early-stage companies. By democratizing the investment landscape, this platform opens the door for both accredited and non-accredited investors to own a stake in the companies they believe in. This transformative approach to investing became feasible thanks to the JOBS Act of 2012, particularly Title III or Regulation

Crowdfunding (Reg CF), which came into effect in 2016. This legislation marked a pivotal change, enabling a broader spectrum of investors to participate in early-stage financing, thereby fostering a culture of inclusive investment and entrepreneurial growth.

StartEngine is a good, strong, real investment vehicle. **They have raised over $1.1 Billion dollars from 1.7 Million investors in the past 5 years**. In the last two months, multi-billion dollar companies like RAMP and Epic Games have used it to raise capital. Before that they helped companies like Boxable , Ola Brew and Knightscope raise funds...

Learn More


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MEAT N' BONE

HELP US DEMOCRATIZE QUALITY PROTEINS

OWN A PIECE OF MEAT N' BONE

Hi there !

Did you know we embarked on our journey with a mere $15K and a wealth of experience? Our ambition has been our driving force, and it's evident in our proven concept. To date, we've successfully fulfilled over 150,000 orders, welcomed over 50,000 customers, operate four boutiques, and even a steakhouse, with more ventures on the horizon.

We believe in exploring every avenue to growth. Recently, we've been captivated by the idea of Reg CF Crowdfunding—a SEC-regulated form of crowdfunding that promises a structured and secure approach to raising capital. While we're still weighing this option and haven't launched a campaign, we're diligently exploring the process and its potential benefits. 📈

We have seen companies like **Epic Games**, **Ramp** and a couple of Miami darlings do this with success. At some point, even **@elonmusk** joined in and invested in **Boxabl**, which also raised on **Start Engine**. So if they did it, why can't we? 🚀

We'd love to hear your thoughts and insights 🤔💭. Your support and feedback have always been instrumental in our journey, and as we ponder this next step, your perspectives are more valuable than ever.

Click on the button below and reserve some shares. **Right now, this is only to show us you are interested. There is no commitment, all you are doing is showing support and signing up for updates on the platform (StartEngine).**

INTERESTED?

Check out our video below:


MEAT N' BONE
0:00 / 3:26

WATCH THE VIDEO

VIEW DETAILS

DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES CAN BE ACCEPTED AND PART OF PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITTED OF ANY KIND.

Questions? Contact us!

info@meatnbone.com or Call/Text us 1 (877) 448-6328

Meat N' Bone, 2229 Coral Way, Miami, Florida 33145, United States, 1 (877) 448-6328

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